

November 29, 2016

Mail Stop 4631

<u>Via E-Mail</u>
Ms. Laura W. Doerre
Executive Vice President, General Counsel
JELD-WEN Holding, Inc.
440 S. Church Street, Suite 400
Charlotte, NC 28202

> **Re:** **JELD-WEN Holding, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed November 17, 2016**
> **File No. 333-211761**

Dear Ms. Doerre:

We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

<u>General</u>

1.   We remain concerned about the prominence of the disclosure relating to the Tax Receivable Agreement and the amount and duration of the payments under the Agreement. Please revise the prospectus cover page to include specific disclosure regarding the economic benefits, including quantification, to the pre-IPO stockholders that will be derived from the Agreement.

Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or me at 202-551-3397 with any questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

cc: Mark Hayek
Fried, Frank, Harris, Shriver & Jacobson LLP